UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K/A

(Amendment No. 1)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 25, 2025

EASTERN BANKSHARES, INC.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-39610	84-4199750
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

125 High Street, Boston, Massachusetts	02110
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 327-8376

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	EBC	Nasdaq Global Select Market

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Eastern Bankshares, Inc. (“Eastern”), the holding company for Eastern Bank, and HarborOne Bancorp, Inc. (“HarborOne”), the holding company for HarborOne Bank, today jointly announced that Eastern has caused the election form and letter of transmittal (together with the related instructions, the “Election Materials”) to be distributed to holders of HarborOne common stock so HarborOne shareholders may elect to receive either Eastern common stock, cash or a combination of both upon the completion of the previously announced pending combination of Eastern and HarborOne. A copy of the press release is attached to this Current Report on Form 8-K/A as Exhibit 99.1 and is incorporated herein by reference.

As previously disclosed, on April 24, 2025, Eastern, Eastern Bank, HarborOne and HarborOne Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by HarborOne shareholders and Eastern’s receipt of all required regulatory approvals, Eastern will acquire HarborOne and HarborOne Bank through the merger of HarborOne with and into Eastern, with Eastern as the surviving entity (the “Holdco Merger”), and, immediately thereafter, the merger of HarborOne Bank with and into Eastern Bank, with Eastern Bank as the surviving entity (the “Bank Merger” and, together with the Holdco Merger, the “Merger Transaction”).

On August 20, 2025, HarborOne announced that its shareholders approved the Merger Agreement.

Eastern continues to anticipate, as of the date of this Current Report on Form 8-K/A, that all required approvals will be received and all of the other closing conditions will be satisfied by October 31, 2025, and the Holdco Merger and the Bank Merger will become effective as of 12:01 a.m. and 12:02 a.m., respectively, on November 1, 2025, although Eastern cannot provide any assurance that all required regulatory approvals, waivers or consents will be obtained, when they will be obtained, or whether there will be burdensome conditions in the approvals or any litigation challenging the approvals.

Mailing of Election Materials

On September 24, 2025, Continental Stock Transfer & Trust Company, the exchange agent appointed by Eastern (the “Exchange Agent”), mailed the Election Materials to holders of record of HarborOne common stock to make an election (the “Election”) as to the form of merger consideration they wish to receive in exchange for the HarborOne common stock they own. The Election process of HarborOne shareholders is referred to herein as the “Shareholder Election Process”. A copy of the Election Materials are attached to this Current Report on Form 8-K/A as Exhibit 99.2 and are incorporated herein by reference.

As further described in the Election Materials, for a HarborOne shareholder to make a valid election, a properly completed Election Form and any HarborOne stock certificate(s), together with any other required documents described in the Election Materials, must be received by the Exchange Agent prior to the election deadline. The election deadline for HarborOne shareholders is anticipated to be 5:00 P.M. (Eastern Time) on October 28, 2025 (with an earlier deadline of 5:00 P.M. (Eastern Time) on October 23, 2025 for those who own HarborOne common stock through the HarborOne ESOP and 401(k) plans). Eastern and HarborOne intend to announce the definitive election deadline (the “Election Deadline”) at least 5 business days (but not more than 15 business days) prior to the Election Deadline.

Eastern has engaged Innisfree M&A Incorporated, to serve as information agent (the “Information Agent”) in connection with the Shareholder Election Process. HarborOne shareholders who have questions about the Shareholder Election Process, want up-to-date information on the Election Deadline or wish to obtain copies of the Election Materials may contact Innisfree M&A Incorporated via telephone at (877) 800-5182 from 10 a.m. to 7 p.m. (Eastern Time) Monday to Friday, and Saturday from 10 a.m. to 12 noon (Eastern Time).

HarborOne shareholders may also contact their broker, dealer, commercial bank or trust company or other nominee, if applicable, for assistance concerning the Merger Transaction and the Shareholder Election Process.

Elections made by HarborOne shareholders are subject to the allocation and proration provisions in the Merger Agreement, which are summarized in the Election Materials and the definitive proxy statement/prospectus, which forms part of the registration statement on Form S-4 (File No. 333-288117) that Eastern filed with the Securities and Exchange Commission on June 17, 2025. (In the event of any inconsistency between the Merger Agreement and the Election Materials or the definitive proxy statement/prospectus, the terms of the Merger Agreement will control.)

HarborOne shareholders and participants in HarborOne’s ESOP and 401(k) should carefully read the Election Materials provided to them, as well as the relevant portions of the definitive proxy statement/prospectus and the Merger Agreement, before making their Elections.

Caution Regarding Forward-Looking Statements

This Current Report on Form 8-K/A contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the Merger Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Merger Transaction may not be timely completed, if at all; that prior to the completion of the Merger Transaction or thereafter, Eastern or HarborOne may not perform as expected due to Merger Transaction-related uncertainty or other factors; that Eastern is unable to successfully implement its integration strategies; that required regulatory or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed Merger Transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’ customers to the Merger Transaction; the inability to implement onboarding or transition plans and other consequences associated with the merger; continued pressures and uncertainties within the banking industry and Eastern and HarborOne’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on Merger Transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to our respective businesses generally that are disclosed in Eastern’s and HarborOne’s respective 2024 Annual Reports on Form 10-K. Eastern’s and HarborOne’s SEC filings are accessible on the SEC’s website at sec.gov and on their respective corporate websites of Eastern and HarborOne at investor.easternbank.com and harboronebancorp.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this press release, Eastern and HarborOne claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release

99.2	Election Form

104	Cover Page Interactive Data File (embedded within Inline XBRL documents)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EASTERN BANKSHARES, INC.

	By:	/s/ R. David Rosato
DATE: September 25, 2025		R. David Rosato
Chief Financial Officer

Exhibit 99.1

Eastern Bankshares, Inc. and HarborOne Bancorp, Inc.

Announce Mailing of Stock/Cash Election Form

BOSTON, MA & BROCKTON, MA, September 25, 2025 – Eastern Bankshares, Inc. (“Eastern”) (NASDAQ Global Select Market: EBC), the holding company for Eastern Bank, and HarborOne Bancorp, Inc. (“HarborOne”) (NASDAQ: HONE), the holding company for HarborOne Bank, today jointly announced that Eastern has caused the election form and letter of transmittal (together with the related instructions, the “Election Materials”) to be distributed to holders of HarborOne common stock so HarborOne shareholders may elect to receive either Eastern common stock, cash or a combination of both upon the completion of the previously announced pending combination of Eastern and HarborOne.

On April 24, 2025, Eastern, Eastern Bank, HarborOne and HarborOne Bank entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, including the approval of the Merger Agreement by HarborOne shareholders and Eastern’s receipt of all required regulatory approvals, Eastern will acquire HarborOne and HarborOne Bank through the merger of HarborOne with and into Eastern, with Eastern as the surviving entity (the “Holdco Merger”), and, immediately thereafter, the merger of HarborOne Bank with and into Eastern Bank, with Eastern Bank as the surviving entity (the “Bank Merger” and, together with the Holdco Merger, the “Merger Transaction”).

On August 20, 2025, HarborOne announced that its shareholders approved the Merger Agreement.

Eastern continues to anticipate, as of the date of this press release, that all required approvals will be received and all of the other closing conditions will be satisfied by October 31, 2025, and the Holdco Merger and the Bank Merger will become effective as of 12:01 a.m. and 12:02 a.m., respectively, on November 1, 2025, although Eastern cannot provide any assurance that all required regulatory approvals, waivers or consents will be obtained, when they will be obtained, or whether there will be burdensome conditions in the approvals or any litigation challenging the approvals.

Mailing of Election Materials

On September 24, 2025, Continental Stock Transfer & Trust Company, the exchange agent appointed by Eastern (the “Exchange Agent”) mailed the Election Materials to holders of record of HarborOne common stock to make an election (the “Election”) as to the form of merger consideration they wish to receive in exchange for the HarborOne common stock they own. The Election process of HarborOne shareholders is referred to herein as the “Shareholder Election Process”.

Stock and Cash Merger Consideration

As disclosed previously, including in the definitive proxy statement/prospectus filed by Eastern with the Securities and Exchange Commission (the “SEC”) on June 27, 2025 (the “definitive proxy statement/prospectus”), at the effective time of the Holdco Merger (the “Effective Time”), shares of HarborOne common stock issued and outstanding immediately prior to the Effective

Time will be converted into the right to receive, at the election of each HarborOne shareholder, and subject to the allocation, proration and other procedures specified in the Merger Agreement, either:

•	0.765 shares of Eastern common stock per share of HarborOne common stock (“Stock Consideration”);

•	$12.00 per share in cash per share of HarborOne common stock (“Cash Consideration”); or

•	a combination of Stock Consideration and Cash Consideration

The Stock Consideration and Cash Consideration are sometimes collectively referred to as the “Merger Consideration.” The receipt of the Merger Consideration will be subject in each case to applicable withholding taxes, if any, and be payable without interest.

The allocation and proration provisions in the Merger Agreement are designed to ensure that the total number of shares of HarborOne common stock entitled to receive the Stock Consideration will be greater than or equal to 75% but not more than 85% of the aggregate number of shares of HarborOne common stock issued and outstanding immediately prior to the Effective Time (including for these purposes the shares of HarborOne common stock subject to HarborOne restricted stock awards, but excluding shares of HarborOne common stock, if any, to be cancelled as provided in the Merger Agreement), and all other shares of HarborOne common stock issued and outstanding immediately prior to the Effective Time will be entitled to receive the Cash Consideration. (The allocation and proration procedures specified in the Merger Agreement are summarized in the Election Materials and the definitive proxy statement/prospectus.)

Shareholder Election Process

As further described in the Election Materials, for a HarborOne shareholder to make a valid election, a properly completed Election Form and any HarborOne stock certificate(s), together with any other required documents described in the Election Materials, must be received by the Exchange Agent prior to the election deadline. The election deadline for HarborOne shareholders is anticipated to be 5:00 P.M. (Eastern Time) on October 28, 2025. Eastern and HarborOne intend to announce the definitive election deadline (the “Election Deadline”) at least 5 business days (but not more than 15 business days) prior to the Election Deadline. HarborOne shareholders who hold their shares through a broker, bank, trustee or other nominee should follow the instructions of such broker, bank, trustee or other nominee as to the procedures for making Elections and exchanging their shares of HarborOne common stock. (HarborOne ESOP and 401(k) plan participants must make their Elections with respect to their indirect beneficial ownership of HarborOne common stock through the ESOP and 401(k) plans no later than 5:00 P.M. (Eastern Time) on October 23, 2025.) HarborOne shareholders and plan participants should carefully read the Election Materials provided to them, as well as the relevant portions of the definitive proxy statement/prospectus and the Merger Agreement, before making their Elections.

Any HarborOne shareholder who does not make a proper Election by the Election Deadline will have their shares of HarborOne common stock exchanged for Stock Consideration, Cash Consideration or a combination of the two depending on the valid Elections of other HarborOne shareholders and subject to the allocation and proration procedures in the Merger Agreement. (HarborOne ESOP and 401(k) plan participants who do not make a proper and timely Election with respect to their indirect beneficial ownership of HarborOne common stock through the ESOP and/or 401(k) plans will have their shares elected by the respective plan trustee in proportion to the elections made by other plan participants, subject to the allocation and proration procedures in the Merger Agreement.)

HarborOne shareholders who have questions about the Shareholder Election Process, want up-to-date information on the Election Deadline or wish to obtain copies of the Election Materials may contact Innisfree M&A Incorporated, Eastern’s information agent for the Shareholder Election Process, via telephone at (877) 800-5182 from 10 A.M. to 7 P.M. (Eastern Time) Monday to Friday, and Saturday from 10 A.M. to 12 noon (Eastern Time).

Additional Information and Where to Find It

Electronic copies of the Merger Agreement, the definitive proxy statement/prospectus and the Election Materials, as well as other filings containing information about Eastern and HarborOne, may be obtained at the website of the SEC at sec.gov; and on the respective corporate websites of Eastern and HarborOne at investor.easternbank.com and harboronebancorp.com. (These web addresses are included as inactive textual references only.) Copies of the Merger Agreement, the definitive proxy statement/prospectus and the Election Materials are also available, without charge, by directing a request to Eastern’s Investor Relations team via email at a.hersom@easternbank.com or by telephone at (860) 707-4432, or to HarborOne Investor Relations, via email at SFinocchio@HarborOne.com or by telephone at (508) 895-1180.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. There are many factors that could cause actual results to differ materially from expected results described in the forward-looking statements.

Factors relating to the proposed Merger Transaction that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the Merger Transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the Merger Transaction may not be timely completed, if at all; that prior to the completion of the Merger Transaction or thereafter, Eastern or HarborOne may not perform as expected due to Merger Transaction-related uncertainty or other factors; that Eastern is unable to successfully implement its integration strategies; that required regulatory or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; that the timing of completion of the proposed Merger Transaction is dependent on various factors that cannot be predicted with precision at this point; reputational risks and the reaction of the companies’

customers to the Merger Transaction; the inability to implement onboarding or transition plans and other consequences associated with the merger; continued pressures and uncertainties within the banking industry and Eastern and HarborOne’s markets, including changes in interest rates and deposit amounts and composition, adverse developments in the level and direction of loan delinquencies, charge-offs, and estimates of the adequacy of the allowance for loan losses, increased competitive pressures, asset and credit quality deterioration, and legislative, regulatory, and fiscal policy changes and related compliance costs; and diversion of management time on Merger Transaction-related issues.

These forward-looking statements are also subject to the risks and uncertainties applicable to our respective businesses generally that are disclosed in Eastern’s and HarborOne’s respective 2024 Annual Reports on Form 10-K. Eastern’s and HarborOne’s SEC filings are accessible on the SEC’s website at sec.gov and on their respective corporate websites of Eastern and HarborOne at investor.easternbank.com and harboronebancorp.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this press release, Eastern and HarborOne claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, each company specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

About Eastern Bankshares, Inc.

Eastern Bankshares, Inc. is the holding company for Eastern Bank. Founded in 1818, Eastern Bank is Greater Boston’s leading local bank with 109 branch locations serving communities in eastern Massachusetts, southern and coastal New Hampshire, Rhode Island and Connecticut. As of June 30, 2025, Eastern Bank had approximately $25.5 billion in assets. Eastern provides a full range of banking and wealth management solutions for consumers and businesses of all sizes including through its Cambridge Trust Wealth Management division, the largest bank-owned independent investment advisor in Massachusetts with $8.7 billion in assets under management, and takes pride in its outspoken advocacy and community support that includes more than $240 million in charitable giving since 1994. An inclusive company, Eastern is comprised of deeply committed professionals who value relationships with their customers, colleagues and communities. For investor information, visit investor.easternbank.com.

About HarborOne Bancorp, Inc.

HarborOne Bancorp, Inc. is the holding company for HarborOne Bank, a Massachusetts-chartered trust company. HarborOne Bank serves the financial needs of consumers, businesses, and municipalities throughout Eastern Massachusetts and Rhode Island through a network of 30 full-service banking centers located in Massachusetts and Rhode Island, and commercial lending offices in Boston, Massachusetts and Providence, Rhode Island. HarborOne Bank also provides a range of educational resources through “HarborOne U,” with free digital content, webinars, and recordings for small business and personal financial education. HarborOne Mortgage, LLC, a subsidiary of HarborOne Bank, provides mortgage lending services throughout New England and other states.

Eastern Bankshares, Inc:

Media contact:

Andrea Goodman

a.goodman@easternbank.com

781-598-7847

Investor contact:

Andrew Hersom

a.hersom@easternbank.com

860-707-4432

HarborOne Bancorp, Inc:

Media contact:

David Tryder

Dtryder@HarborOne.com

508-895-1313

Investor contact:

Stephen W. Finocchio

SFinocchio@HarborOne.com

508-895-1180

# # #

Exhibit 99.2

STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL

PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 24, 2025 (“MERGER AGREEMENT”), BY AND AMONG EASTERN BANKSHARES, INC. (“EASTERN”), EASTERN BANK, HARBORONE BANCORP, INC. (“HARBORONE”), AND HARBORONE BANK, PURSUANT TO WHICH HARBORONE BANCORP, INC. WILL MERGE WITH AND INTO EASTERN BANKSHARES, INC. (THE “MERGER”).

Name(s) and Addresses of Registered Holder(s) (If there is any error in the name or address shown below, please make the necessary corrections)	Certificate Number(s)/Security Listing Number(s)	Number of Shares

(If additional space is needed, attach a signed schedule to this document)	TOTAL SHARES

[ ] If any certificate(s) representing shares of HarborOne Bancorp, Inc. stock that you own have been lost or destroyed, check this box and see Instruction 7. Please fill out the remainder of this Letter of Transmittal and indicate here the number of shares of stock represented by the lost or destroyed certificates: _________ (Number of Shares)

THE INSTRUCTIONS ACCOMPANYING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IS COMPLETED.

FAILURE TO COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED IN THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MAY SUBJECT YOU TO BACKUP WITHHOLDING.

PLEASE COMPLETE, SIGN AND MAIL OR DELIVER THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH THE CERTIFICATE(S) REPRESENTING YOUR SHARES OF HARBORONE BANCORP, INC. COMMON STOCK IN THE ENCLOSED ENVELOPE TO THE EXCHANGE AGENT:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By Hand or Overnight Delivery:

Continental Stock Transfer & Trust Company

1 State Street – 30th Floor New

York, New York 10004

Attn: Corporate Actions Department

If you have questions or need assistance, please contact the Information Agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182.

EASTERN AND HARBORONE WILL PUBLICLY ANNOUNCE THE ANTICIPATED ELECTION DEADLINE. AT THIS TIME, EASTERN AND HARBORONE ANTICIPATE THAT THE ELECTION DEADLINE WILL BE 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2025. THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL MUST BE COMPLETED, SIGNED AND RECEIVED BY THE EXCHANGE AGENT, ALONG WITH YOUR STOCK CERTIFICATE(S), NO LATER THAN THIS TIME.

Subject to the conditions and limitations set forth in the Merger Agreement, the undersigned hereby elects to receive the following as consideration for the undersigned’s shares of HarborOne Bancorp, Inc. common stock. Capitalized terms not defined in this Stock/Cash Election Form shall have the meanings set forth in the Merger Agreement.

(Please check one box only to indicate your election.)

☐	(1)	Stock Election – All shares of HarborOne Bancorp, Inc. common stock I own converted into the Stock Election Consideration.

☐	(2)	Cash Election – All shares of HarborOne Bancorp, Inc. common stock I own converted into the Cash Election Consideration.

☐	(3)	Mixed Election – A combination of stock and cash as follows:

		shares of HarborOne Bancorp, Inc. common stock converted into the Stock Election Consideration; and

		shares of HarborOne Bancorp, Inc. common stock converted into the Cash Election Consideration.

		Total (cannot exceed the total number of HarborOne Bancorp, Inc. shares you own of record)

☐	(4)	Non-Election – Your HarborOne Bancorp, Inc. shares will be deemed No Election Shares if:

		• You check this box, thereby indicating that you have no preference as to the form of merger consideration that you will receive;

		• No choice is indicated above under (1), (2) or (3);

		• More than one choice is indicated above under (1), (2) and (3);

		• You fail to follow the instructions on this Stock/Cash Election Form and Letter of Transmittal or otherwise fail properly to make an election; or

•   A completed Stock/Cash Election Form and Letter of Transmittal (including submission of your HarborOne Bancorp, Inc. common stock certificate(s)) is not actually received by the Exchange Agent (as defined below) by the Election Deadline.

If your HarborOne Bancorp, Inc. shares are deemed No Election Shares, you will receive the Stock Election Consideration and/or the Cash Election Consideration as determined pursuant to the allocation provisions of the Merger Agreement without regard to your preferences.

The undersigned represents that the undersigned has full authority to surrender without restriction the certificate(s) representing shares of HarborOne Bancorp, Inc. common stock for exchange. Please evidence the shares of Eastern Bankshares, Inc. common stock in book entry form and/or the check for cash in lieu of a fractional share interest or the Cash Election Consideration in the name shown above to the above address unless instructions are given under “Special Issuance/Payment Instructions” and/or” Special Delivery Instructions” below.

YOU MUST SIGN BELOW

* SIGNATURE(S) REQUIRED * Signature(s) of Registered Holder(s) or Agent	SIGNATURE(S) GUARANTEED (IF REQUIRED) SEE INSTRUCTION 12.

Must be signed by the registered holder(s) EXACTLY as name(s) appears on stock certificate(s)/security listing(s). If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation acting in a fiduciary or representative capacity, or other person, please set forth full title. (SEE INSTRUCTIONS 11 AND 12.)	Unless the shares are tendered by the registered holder(s) of the common stock, or for the account of a member of a Signature Guarantee Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program, your signature(s) must be guaranteed by an Eligible Institution. (SEE INSTRUCTION 12.)

Registered Holder	Authorized Signature

Registered Holder	Name of Firm

Telephone number

Email address	Address of Firm (Please Print)

Title, if any

Date:	Date:

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

Complete ONLY if the evidence of shares of Eastern Bankshares, Inc. common stock in book entry form and/or check is to be issued in a name that differs from the name on the surrendered certificate(s).	Complete ONLY if the evidence of shares of Eastern Bankshares, Inc. common stock in book entry form and/or check is to be sent to an address other than the address reflected above.

Issue to:

Mail to:

Name
Address	Name
Address

(Please also complete Substitute Form W-9 on page 6 AND see instructions regarding signature guarantee. SEE INSTRUCTIONS 12, 13 and 14)	(SEE INSTRUCTION 13.)

PLEASE ALSO SIGN AND PROVIDE YOUR TAX ID NUMBER IN SUBSTITUTE FORM W-9 ON PAGE 4 OF THIS DOCUMENT.

AS A RESULT OF COMPLETING AND SIGNING THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL IN ACCORDANCE WITH THE INSTRUCTIONS, YOU WILL NOT NEED TO SIGN THE BACK OF YOUR HARBORONE BANCORP, INC. STOCK CERTIFICATE(S).

IMPORTANT TAX INFORMATION

Under United States federal income tax law, a non-exempt shareholder of HarborOne Bancorp, Inc. is required to provide the Exchange Agent for the merger, Continental Stock Transfer & Trust Company, with such shareholder’s correct Taxpayer Identification Number (TIN) on the Substitute Form W-9 below. You must provide your TIN and complete the Substitute Form W-9 below regardless of the form of merger consideration you elect. If the certificate(s) are in more than one name or are not in the name of the actual owner, consult the enclosed Substitute Form W-9 guidelines for additional guidance on which number to report. FAILURE TO PROVIDE THE INFORMATION ON THE FORM MAY SUBJECT THE SURRENDERING SHAREHOLDER TO 28% FEDERAL INCOME TAX WITHHOLDING ON THE PAYMENT OF ANY CASH. If the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 28% on all payments to such surrendering shareholders of any cash due for their HarborOne Bancorp, Inc. shares. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details on which TIN to give the Exchange Agent.

PAYER’S NAME:	Continental Stock Transfer & Trust Company

SUBSTITUTE FORM W-9	Part 1 – PLEASE PROVIDE YOUR TIN ON THE LINE AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.			TIN Social Security Number or Employer Identification Number

Department of the Treasury Internal Revenue Service	Name (Please Print)

	Address			Part 2 – For Payers (i.e., corporations and certain foreign individuals) exempt from backup withholding, please write “exempt”

	City	State	Zip

Code

Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification	Part 3 – CERTIFICATION. UNDER PENALTIES OF PERJURY, I CERTIFY THAT (1) the number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, (3) I am a U.S. citizen or other U.S. person, and (4) all other information provided on this form is true, correct and complete.

	SIGNATURE			DATE

You must cross out clause (2) in the immediately preceding paragraph if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out clause (2).

INSTRUCTIONS

(Please read carefully the instructions below)

If you have any questions, please contact the Information Agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182.

1. ELECTION DEADLINE: For any election contained herein to be considered, this Stock/Cash Election Form and Letter of Transmittal, properly completed and signed, together with the related HarborOne Bancorp, Inc. common stock certificate(s), MUST BE RECEIVED BY THE EXCHANGE AGENT AT THE ADDRESS ON THE FRONT OF THIS STOCK/CASH ELECTION FORM AND LETTER OF TRANSMITTAL NO LATER THAN 5:00 P.M., EASTERN TIME, ON OCTOBER 28, 2025. Eastern Bankshares, Inc. has the discretion, which it may delegate to Continental Stock Transfer & Trust Company (the “Exchange Agent”), to determine whether any Stock/Cash Election Form and Letter of Transmittal is received on a timely basis and whether a Stock/Cash Election Form and Letter of Transmittal has been properly completed.

2. DESCRIPTION OF SHARES: Insert in the box at the top of this Stock/Cash Election Form and Letter of Transmittal the certificate number(s)/security listing number(s) of each certificate evidencing HarborOne Bancorp, Inc. common stock that you are surrendering herewith, the number of shares represented by each certificate, if any, and the name(s) and address(es) of the registered owners of such shares. If the space provided is insufficient, attach a separate sheet listing this information.

3 ELECTION OPTIONS: On page 2 of this Stock/Cash Election Form and Letter of Transmittal, you may indicate whether you would like to receive, in exchange for your shares of HarborOne Bancorp, Inc. common stock, the Stock Election Consideration, the Cash Election Consideration or a combination of the Stock Election Consideration and the Cash Election Consideration. Alternatively, you may indicate that you have no preference as to the form of merger consideration that you will receive. Mark only one selection. The Merger Agreement provides that no less than 75% and no more than 85% of the shares of HarborOne Bancorp, Inc. common stock outstanding immediately prior to the effective time of the merger will be exchanged for the Stock Election Consideration, with the remaining shares of HarborOne Bancorp, Inc. common stock outstanding as of the Merger exchanged for the Cash Election Consideration. Therefore, you might receive Eastern Bankshares, Inc. common stock and/or cash in an amount that is not consistent with your election, depending upon the aggregate election outcome. HarborOne Bancorp, Inc. shareholders who are deemed to have made a non-election may receive all cash, all stock or a mix of cash/stock consideration, depending upon the elections of other HarborOne Bancorp, Inc. shareholders.

4. NOMINEES: Any record holder of shares of HarborOne Bancorp, Inc. common stock who is a nominee may submit one or more Stock/Cash Election Forms and Letters of Transmittal indicating on the form or forms a combination of elections covering up to the aggregate number of shares of HarborOne Bancorp, Inc. common stock owned by such record holder. However, upon the request of Eastern Bankshares, Inc., such record holders will be required to certify to the satisfaction of Eastern Bankshares, Inc. that such record holder holds such shares of HarborOne Bancorp, Inc. common stock as nominee for the beneficial owners of such shares.

5. REVOCATION OR CHANGE OF STOCK/CASH ELECTION FORM: Any Stock/Cash Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent for the merger, but to be effective, such notice must be received by the Exchange Agent at or prior to the Election Deadline. Eastern Bankshares, Inc. will have the discretion, which it may delegate to the Exchange Agent, to determine whether any revocation or change is received on a timely basis and whether any such revocation or change has been properly made.

6. SURRENDER OF CERTIFICATE(S): For any election contained herein to be effective, this Stock/Cash Election Form and Letter of Transmittal must be accompanied by any certificate(s) evidencing your shares and any required accompanying evidence of authority (see Instruction 11).

7. LOST CERTIFICATE(S): If the certificate(s) that a registered holder (or transferee) wants to surrender has (have) been lost or destroyed, that holder should promptly contact the transfer agent for HarborOne Bancorp, Inc. common stock, Continental Stock Transfer & Trust Company, to arrange for the replacement of the lost or destroyed certificate(s) with new certificates to be delivered to the Exchange Agent with this Election Form and Letter of Transmittal, properly completed and duly executed, prior to the Election Deadline.

8. TERMINATION OF MERGER: In the event of termination of the Merger Agreement, the Exchange Agent will promptly return certificates representing shares HarborOne Bancorp, Inc. common stock after being notified of such termination by Eastern Bankshares, Inc. or HarborOne Bancorp, Inc. In such event, shares of HarborOne Bancorp, Inc. common stock held through nominees are expected to be available for sale or transfer promptly following the termination of the Merger Agreement. Certificates representing shares of HarborOne Bancorp, Inc. common stock held directly by HarborOne Bancorp, Inc. shareholders will be returned by registered mail.

9. METHOD OF DELIVERY: Your HarborOne Bancorp, Inc. stock certificate(s) and this Stock/Cash Election Form and Letter of Transmittal must be delivered to the Exchange Agent. Do not send them to Eastern Bankshares, Inc. or HarborOne Bancorp, Inc. The method of delivery of certificates and other documents to be delivered to the Exchange Agent at the address set forth on the front of this Stock/Cash Election Form and Letter of Transmittal is at the option and risk of the surrendering shareholder. Delivery will be deemed effected, and risk of loss and title to certificates shall pass, only upon proper delivery of such certificates to the Exchange Agent. If the certificate(s) are sent by mail, registered mail with return receipt requested and properly insured is suggested. A return envelope is enclosed.

10. EVIDENCE OF SHARES/CHECK ISSUED IN THE SAME NAME: If the shares in book entry form representing HarborOne Bancorp, Inc. common stock are to be evidenced and/or the check is to be issued in the same name as the surrendered certificate is registered, this Stock/Cash Election Form and Letter of Transmittal should be completed and signed exactly as the surrendered certificate is registered. Signature guarantees are not required if the certificate(s) surrendered herewith are submitted by the registered owner of such shares who has not completed the section entitled “Special Issuance/Payment Instructions” or are for the account of an Eligible Institution, as defined below. If any of the shares surrendered hereby are owned by two or more joint owners, all such owners must sign this Stock/Cash Election Form and Letter of Transmittal exactly as written on the face of the certificate(s). If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Stock/Cash Election Forms and Letters of Transmittal as there are different registrations. Stock/Cash Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, officers of corporations, or others acting in a fiduciary capacity who are not identified as such in the registration must be accompanied by proper evidence of the signer’s authority to act.

11. EVIDENCE OF SHARES/CHECK ISSUED IN DIFFERENT NAME: If the section entitled “Special Issuance/Payment Instructions” is completed, then signatures on this Stock/Cash Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program (each an “Eligible Institution”).

12. SPECIAL ISSUANCE/PAYMENT AND DELIVERY INSTRUCTIONS: Indicate the name and address in which the shares in book entry form representing Eastern Bankshares, Inc. common stock are to be evidenced and/or check is to be sent if different from the name and/or address of the person(s) signing this Stock/Cash Election Form and Letter of Transmittal. The shareholder is required to give the social security number or employer identification number of the record owner of the shares. If Special Issuance/Payment Instructions have been completed, the shareholder named therein will be considered the record owner for this purpose.

13. STOCK TRANSFER TAXES: If any shares of Eastern Bankshares, Inc. common stock are to be evidenced in book entry form or any payment of the cash consideration or cash in lieu of fractional shares is to be made in a name other than that of the registered holder(s) of the surrendered HarborOne Bancorp, Inc. certificate(s), it shall be a condition of such issuance and/or payment that the person requesting such exchange either (i) pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance or payment to a person other than the registered holder(s), or (ii) establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable.

14. CONSTRUCTION: All questions with respect to this Stock/Cash Election Form and Letter of Transmittal raised by holders of HarborOne Bancorp, Inc. common stock (including, without limitation, questions relating to the time limits or effectiveness of revocation of any election and questions relating to computations as to allocations) will be determined by Eastern Bankshares, Inc. and/or the Exchange Agent,

whose determination shall be conclusive and binding. Eastern Bankshares, Inc. shall have the right to reject any and all Stock/Cash Election Forms and Letters of Transmittal not in the proper form or to waive any irregularities in any such form, although it does not represent that it will do so. Eastern Bankshares, Inc. and/or the Exchange Agent may, but are not required to, take reasonable action to inform holders of HarborOne Bancorp, Inc. common stock of any defects and may take reasonable action to assist such holders to correct any such defects; however, neither Eastern Bankshares, Inc. nor the Exchange Agent is under any obligation to notify a holder of shares of HarborOne Bancorp, Inc. common stock of any defect in a Stock/Cash Election Form and Letter of Transmittal.

15. QUESTIONS: If you have any questions or would like to receive additional or multiple copies of this Stock/Cash Election Form and Letter of Transmittal, please contact the Information Agent appointed by Eastern, Innisfree M&A Incorporated, via telephone at (877) 800-5182.